UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Issues RUB 4.5 bn Debut Social Bonds

April 1, 2021

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the issuance of RUB 4.5 bn in exchange-traded series 001P-18 social bonds with a maturity of 3 years and a coupon of 6.50% (representing 6.61% yield to maturity at a nearly 40 bps premium to the OFZ curve). The new issuance marks the Company’s first sustainability-linked bonds, as well as the first to be marketed via digital channels, including the websites and mobile apps of the organizing banks.

The bonds have been included in the Moscow Exchange’s (MOEX) Sustainability Sector, a grouping of green and social securities, as well as MOEX’s Level 1 Quotation List. The book building was held March 26-31 and saw nearly 3,000 orders from a broad spectrum of parties, with retail investors being the vast majority of participants in addition to banks and institutional investors.

MTS has earmarked the proceeds from the bond issuance for broadband infrastructure development across eight Russian regions. The project is planned to bring online nearly 5,000 socially important facilities such as schools and medical clinics. The initiative is being carried out under Russia’s Digital Economy National Project, with the aim to help expand internet access to support socioeconomic development in rural and remote communities.

An opinion report by credit rating agency Expert RA confirmed that the series 001P-18 bonds are aligned with the Social Bond Principles (SBP) of the International Capital Markets Association (ICMA), which provide a framework for debt instruments seeking to achieve positive social outcomes. Following issuance, MTS will report annually on the use of the proceeds, and bond holders will have the right to demand full early repayment in case of misuse of funds.

The nominal price of the bonds is set at RUB 1,000, the coupon period at 182 days, and the price of placement at 100% of nominal value. VTB, Gazprombank, Credit Bank of Moscow, MTS Bank, BK Region, and Sberbank served as arrangers.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: April 1, 2021